UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
___________________________

NATROL, INC.
(Name of Subject Company)
___________________________

NATROL, INC.
(Names of Person(s) Filing Statement)
___________________________

Common Stock, $0.01 par value
(Title of Class of Securities)
___________________________

638789107
(CUSIP Number of Class of Securities)
___________________________

Steven S. Spitz
Vice President and General Counsel
Natrol, Inc.
21411 Prairie Street
Chatsworth, California 91311
(818) 739-6000
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
___________________________

With copies to:

Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, New York 10166
(212) 801-9200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is an email sent by Wayne Bos to Natrol employees on November 19, 2007:

Here is an announcement from Wayne Bos:

I am pleased to announce that Natrol is about to enter a new era in its corporate life. Attached is the press release issued by Natrol today announcing an agreement whereby Plethico Pharmaceuticals Limited will acquire all shares of Natrol. Plethico, a herbal/nutraceutical focused Indian company, engages in the manufacture, marketing and distribution of pharmaceutical and allied healthcare products in India and internationally. The company's product portfolio includes herbal health care products, consumer healthcare products and neutraceuticals. The company operates in Commonwealth of Independent States (CIS), Africa, South East Asia, Latin America and certain Gulf countries. Plethico was founded in 1991 and has its corporate office in Mumbai, India.

The offer from Plethico has the support of Natrol's board and we anticipate the transaction as announced in the press release will be successfully concluded.

What does it mean for you? Plethico intends that Natrol continues to largely operate as it does today. The change of ownership will have no material impact on the day-to-day operations of the company but does give us more resources to apply to growth. The current management team will continue to run the business and it is generally intended that employees of the company will continue to perform the same job functions they are performing today.

This is an exciting opportunity for us all. I look forward to continuing to work with the entire Natrol team in growing our business together and welcome the potential of having Plethico as the new parent of the company.

Wayne Bos

President and CEO

Important information

The tender offer described in this announcement has not yet been commenced. This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Natrol. At the time the tender offer is commenced, Plethico and its wholly owned subsidiary intend to file with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Natrol intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Plethico, its wholly owned subsidiary and Natrol intend to mail these documents to the stockholders of Natrol. These documents will contain important information about the tender offer and stockholders of Natrol should read them carefully when they become available before any decision is made with respect to the tender offer. Stockholders of Natrol will be able to obtain a free copy of these documents (when they become available) and other documents filed by Natrol with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders of Natrol will be able to obtain a free copy of these documents (when they become available) from Natrol by contacting Natrol, Inc. at 21411 Prairie Street, Chatsworth, California 91311, attention General Counsel.

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